UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adit EdTech Acquisition Corp.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

007024102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007024102

1	Name of Reporting Person Adit EdTech Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,832,500
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,832,500
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,832,500
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ See footnote (1) below.
11	Percent of Class Represented by Amount in Row (9) 72.9%(1)(2)
12	Type of Reporting Person (See Instructions) OO

(1)	Excludes 7,270,000 shares of common stock which may be purchased by exercising warrants that are not presently exercisable.
(2)

Based on 9,367,422 shares of common stock issued and outstanding as of December 31, 2022, as reported in the Issuer’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on February 9, 2023.

2

Item 1(a).	Name of Issuer

Adit EdTech Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1345 Avenue of the Americas, 33rd Floor

New York, New York 10105

Item 2(a).	Name of Person Filing

Adit EdTech Sponsor, LLC (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1345 Avenue of the Americas, 33rd Floor

New York, New York 10105

Item 2(c).	Citizenship

Adit EdTech Sponsor, LLC is a limited liability company formed in Delaware.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

007024102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2023

ADIT EDTECH SPONSOR, LLC, a Delaware limited liability company

By:	/s/ Eric L. Munson
Name:	Eric L. Munson
Title:	Chairman of the Board

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)